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                                     [LOGO]

                                                               February 18, 1998

To the Stockholders of
Waverly, Inc.:

    We are pleased to inform you that on February 10, 1998, Waverly, Inc. ("Waverly" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Wolters Kluwer U.S. Coporation ("Parent") and MP Acquisition Corp. ("Newco"), an indirect wholly owned subsidiary of Parent, pursuant to which Newco has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $2.00 par value per share (the "Shares"), of the Company for $39.00 per Share in cash. Under the terms of the Merger Agreement, following the successful completion of the Offer, Newco will be merged (the "Merger") with and into the Company and all Shares not purchased in the Offer (other than Shares held by Parent, Newco or the Company) will be converted into the right to receive $39.00 per Share in cash.

    Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of Waverly's stockholders. The Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Morgan Stanley & Co. Incorporated, the Company's financial advisor, that the consideration to be received by the holders of Shares in the Offer is fair, from a financial point of view, to the stockholders of Waverly.

    In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated February 18, 1998, of Newco, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          /s/ Edward B. Hutton, Jr.
                                          --------------------------

                                          Edward B. Hutton, Jr.
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                          /s/ William M. Passano, Jr.
                                          ---------------------------

                                          William M. Passano, Jr.

                                          CHAIRMAN OF THE BOARD